Exhibit 99.1

China Mobile Games and Entertainment Group Limited Announces Organizational Restructuring and Employee Changes in Game Publishing Business

HONG KONG, June 20, 2014—China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), the largest publisher and a leading developer of mobile games in China, today announces the implementation of organizational restructuring and personnel changes in its game publishing business. The purpose of the restructuring is to streamline the Company’s operations to better position it for profitable long-term growth.

The Company has made the transition from a feature phone game developer to a mobile game publisher and developing platform, leading to rapid growth. Since Mr. Shuling Ying was asked to oversee the Company’s publishing business in October 2013, its publishing business has grown significantly, and now has teams of over 700 employees located in Beijing, Shanghai, Shenzhen and Chengdu. However, the Company’s rapid growth has also created operational challenges that it must carefully manage, including redundancies within its businesses which have resulted in inefficiencies. To make the Company more efficient and competitive and to continue producing high quality and innovative products, and to ensure the Company is positioned to be profitable and achieve sustainable growth, the chief executive officer has been tasked with conducting organizational reviews and structural realignments. As part of the organizational restructuring of its publishing business, on June 19, 2014 the Company removed nine employees from their positions in the publishing business, including Mr. Ying. The Company notes that these employees are awaiting reassignments within the Company. The Company does not expect this restructuring, including the personnel changes, to have a material adverse impact on the Company’s overall operations. The Company expects the restructuring will enhance its productivity, helping to strengthen its leading market position.

The Company is aware of market speculations about the reasons for the restructuring, including allegations of employee misconduct, which have led to significant fluctuations in its ADS price. The Company announces that today its board of directors has authorized an independent committee, consisting solely of independent directors, to look into the market speculations. In order to provide a high level of transparency to its shareholders, the Company will update shareholders on the results of its findings.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CMGE’s growth strategies as well as business plans; its future development, results of operations and financial condition; its ability to continue to develop new and attractive products and services; its ability to continue to develop new technologies or upgrade its existing technologies; its ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; and competition in the mobile game industry. Further information regarding these and other risks is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

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